STORAGE AREA NETWORKS, INC.

Corporate Headquarters:
900 W. Castleton Road
Castle Rock, CO 80109

April 24, 2003

VIA EDGAR AND FACSIMILE

Mark P. Shuman, Esq., Special Counsel
Division of Corporate Finance
Securities and Exchange Commission
Judiciary Plaza
450 5th Street, N.W.
Washington, D.C. 20549-0405

                 Re:            SAN Holdings, Inc.
                                   Registration Statement on Form SB-2 (File No. 333-87196)
                                   Request for Withdrawal

Dear Mr. Shuman:

                SAN Holdings, Inc., a Colorado corporation (the “Company”), hereby respectfully requests the withdrawal of the Company’s Registration Statement on Form SB-2, as amended (File No. 333-87196).

                In accordance with Rule 477 promulgated pursuant the Securities Act of 1933, the Company confirms that none of its securities were sold pursuant to the Registration Statement. Effectiveness of the Registration Statement has not been granted.  The Company is withdrawing the Registration Statement based upon two grounds: (1) the expiration of the registration rights granted to the Selling Shareholders whose shares were to be registered for sale under the Registration Statement; and (2) the Company’s closing of a business combination, which will significantly change the disclosure to be included in any registration statement.

               The filing fee for the Registration Statement was paid by electronic wire transfer to the account of the Securities and Exchange Commission at the time of the initial filing, and the Company understands that such fee may be offset against the total filing fee due for any subsequent registration statement filed prior to April 29, 2007.

                Please contact Donna A. Key, Esq. (tel. 303-864-9000), should you have any questions regarding the foregoing.

Very truly yours, SAN Holdings, Inc. By: /s/ Hugh A. O’Reilly Name: Hugh A. O’Reilly Title: Senior Vice President and CFO